[redacted]

04010127

Via airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

17 February 2004

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find copies of the announcement in English announcing the appointments to the management board of Richemont released on 17 February 2004. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 715 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp Ellen Stapf
Alan Grieve

dw 2/26

Enclosures

cc: Mr Richard L Muglia

RICHEMONT

PRESS RELEASE FOR - IMMEDIATE RELEASE

17 FEBRUARY 2004

APPOINTMENTS TO THE MANAGEMENT BOARD OF RICHEMONT

Richemont is pleased to announce the appointment of three new directors to the Board of Richemont SA, the Group's management board.

The new board members are:

Mr Giampiero Bodino	Group Art Director
Ms Pilar Boxford	Group Public Relations Director
Mr Alan Grieve	Director of Corporate Communications

Mr Bodino has worked with the Group for over 10 years and has played an important role in the design of new products for the Group. He will continue to be closely involved in product creation, working with the design teams within each of Richemont's *maisons*.

In her new role, Ms Boxford will support all of the Group's *maisons* in terms of developing strategies to enhance the effectiveness of their public relations activities. Ms Boxford joined Cartier in 1979 and has been responsible for overseeing Cartier's public relations strategy, principally in the United Kingdom.

Mr Grieve has been Company Secretary of Richemont since its formation in 1988. In his new role, he will be responsible for the Group's communications with financial markets, investors and the financial press and will retain overall responsibility for the Group Secretariat. Mr Grieve's role as Company Secretary will be taken over by Mr Richard Thorby.

Richemont is a Swiss luxury goods group. The Group owns a portfolio of leading international brands including Cartier, Van Cleef & Arpels, Dunhill, Montblanc and Lancel as well as the prestigious watch manufacturers Jaeger-LeCoultre, Piaget, Baume & Mercier, IWC, Vacheron Constantin, A. Lange & Söhne and Officine Panerai.

COMPAGNIE FINANCIÈRE RICHEMONT SA
8 BOULEVARD JAMES-FAZY CH-1201 GENEVA SWITZERLAND
TELEPHONE +41 (0)22 715 3500 TELEFAX +41 (0)22 715 3550 www.richemont.com

In addition to its luxury goods business, Richemont holds a 19.4 per cent interest in the ordinary share capital of British American Tobacco.

Further information: Alan Grieve
Director of Corporate Communications
Compagnie Financière Richemont SA

Telephone : +41 (0) 22 715 37 36